FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, May 28, 2004

PRESS RELEASE

SUEZ finalizes the refinancing in advance of syndicated credit facilities for a total amount of EUR 4.5 billion

Taking advantage of favorable conditions, SUEZ finalized May 28 2004 the refinancing in advance of syndicated credit facilities, announced April 24 2004, of the Group through a EUR 4.5 billion 5-year credit with two one-year extension options after years 1 and 2. This credit is guaranteed by GIE Suez Alliance.

The totality of the commitments for this credit has amounted to more than EUR 6.6 billion (i.e. a 66% over-subscription compared to the EUR 4 billion initial amount announced) with 33 banks.

This transaction is consistent with the financing centralization and the mid-term liquidity management of the Group. It refinances and extends the maturity of the existing and undrawn credit facilities of the Group. It allows SUEZ to significantly improve its credit facilities’ terms conditions (no financial covenant and improvement of financial conditions) and to draw further benefits of the reinforcement of its financial structure.

GIE Suez Alliance is rated A2 (negative outlook) by Moody’s and A- (negative outlook) by Standard and Poor’s.

SUEZ, (www.suez.com) a worldwide industrial and services Group, active in sustainable development, provides companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears and will appear in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Autorité des Marchés Financiers. The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:	Contacts for financial analysts:
France:
Anne Liontas: +331 4006 6654	Arnaud Erbin: +331 4006 6489
Antoine Lenoir: +331 4006 6650	Eléonore de Larboust: +331 4006 1753
Belgium:	Bertrand Haas: +331 4006 6609
Guy Dellicour: +322 507 02 77

This release is also available on the web site: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : June 1, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary